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Schedule 13G                                                         Page 1 of 4



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G




                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.__)*



                           Introgen Therapeutics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   46119F 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

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Schedule 13G                                                         Page 2 of 4

CUSIP No.   46119F 10 7
--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              John N. Kapoor, Ph.D.
--------------------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a) [ ]

              (b) [ ]
--------------------------------------------------------------------------------

         3.   SEC Use Only
--------------------------------------------------------------------------------

         4.   Citizenship or Place of Organization  United States citizen
--------------------------------------------------------------------------------
Number of Shares
Beneficially       5.    Sole Voting Power  88,400
Owned by Each
Reporting Person   -------------------------------------------------------------
With               6.    Shared Voting Power  3,482,955
                   -------------------------------------------------------------

                   7.    Sole Dispositive Power  88,400
                   -------------------------------------------------------------

                   8.    Shared Dispositive Power  3,482,955
--------------------------------------------------------------------------------
         9.   Aggregate Amount Beneficially Owned by Each Reporting
              Person  3,571,355
--------------------------------------------------------------------------------
         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
         11.  Percent of Class Represented by Amount in Row (9)  16.7%
--------------------------------------------------------------------------------
         12.  Type of Reporting Person (See Instructions)

              IN
--------------------------------------------------------------------------------

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Schedule 13G                                                        Page 3 of 4

ITEM 1.

       (a)    Introgen Therapeutics, Inc., a Delaware corporation

       (b)    301 Congress Ave., Suite 1850, Austin, TX   78701

ITEM 2.

       (a)    John N. Kapoor, Ph.D.

       (b)    225 E. Deerpath Rd., Suite 250, Lake Forest IL   60045

       (c)    USA

       (d)    Common Stock, par value $0.001 per share

       (e)    46119F 10 7

ITEM 3.    NOT APPLICABLE

ITEM 4.    OWNERSHIP

       (a)    Amount beneficially owed:      3,571,355
                                            ----------

       (b)    Percent of class:  16.7%
                                 -----

       (c)    Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote  88,400
                                                              ------------

              (ii)  Shared power to vote or to direct the vote   3,482,955
                                                                ---------------

              (iii) Sole power to dispose or to direct the disposition
                      of  88,400
                         ------------

              (iv)  Shared power to dispose or to direct the disposition of  3,482,955
                         ---------------

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

NOT APPLICABLE

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Reporting Person has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of 3,482,955 shares by virtue of his position as the chairman of the board of directors of EJ Financial Enterprises, Inc., and his position as the chairman of the board of directors and president of Pharma Nevada, Inc., which in turn is the general partner of EJ Financial/Introgen Management, L.P.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

NOT APPLICABLE

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE


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Schedule 13G                                                        Page 4 of 4


ITEM 10.   CERTIFICATION

                  (a)      Not applicable.

                  (b)      Not applicable



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               February 5, 2002
                                   ------------------------------------------
                                                     Date

                                           /s/ JOHN N. KAPOOR, PH.D.
                                   ------------------------------------------
                                                   Signature

                                             JOHN N. KAPOOR, PH.D.
                                   ------------------------------------------
                                                  Name/Title

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)